New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Alan F. Denenberg

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2004 tel 650 752 3604 fax alan.denenberg@davispolk.com

October 27, 2014

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7919

Attention:	Ms. Mary Beth Breslin
Mr. David Burton
Mr. Thomas Jones
Ms. Amanda Ravitz
Ms. Kate Tillan

Re:	SMART Global Holdings, Inc.
Draft Registration Statement on Form S-1
Submitted August 26, 2014
CIK No. 0001616533

Ladies and Gentlemen:

We are submitting this letter on behalf of SMART Global Holdings, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 22, 2014 (the “Comment Letter”) relating to the above-referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”), originally submitted on August 26, 2014, and the prospectus contained therein. In conjunction with this letter, the Company is confidentially submitting via EDGAR for review by the Staff Confidential Draft No. 2 (“Confidential Draft No. 2”) of the Draft Registration Statement, including the prospectus contained therein. For your convenience, we are providing by overnight delivery to the Staff courtesy copies which include five copies of Confidential Draft No. 2 that have been marked to show changes from the Draft Registration Statement. Capitalized terms used in this letter but not defined herein shall have the meaning given to such terms in Confidential Draft No. 2.

For ease of review, we have set forth below each of the comments numbered 1 through 25, as set forth in the Comment Letter, together with the Company’s responses thereto. All page numbers in the response below refer to Confidential Draft No. 2, except as otherwise noted.

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Securities and Exchange Commission	October 27, 2014

Summary, page 1

1. With regard to your claims of leadership in the first paragraph on page 1 and elsewhere in the document, please revise to state the measure by which you believe you have the leading market position worldwide. Please also revise to state the basis on which you are the “largest” in-country manufacturer in Brazil. Finally, please also revise to provide the basis for your statement that your model has enabled you “to maintain margins that are more stable than those of many of the largest memory manufacturers.”

Response: The Company respectfully acknowledges the Staff’s comments and provides its basis for each of such claims below:

Global leadership in specialty memory solutions

The Company respectfully advises the Staff that the Company believes it is a global leader in specialty memory solutions as it has a leading market position worldwide on the basis of worldwide revenue for specialty memory among third party module makers, as reported by IHS Inc., a third party industry source. The Company advises the Staff that it has, under separate supplemental cover, provided the Staff a copy of such IHS, Inc. study. The Company has revised the disclosure on pages 1, 57 and 77 to state that revenue is the measure by which the Company has a leading market position in specialty memory.

Largest in-country manufacturer of memory in Brazil

The basis for the statement that it is the “largest” in-country manufacturer of memory in Brazil for desktops, notebooks and servers is based on the Company’s total gigabytes, or GBs, of memory modules and gigabits of memory ICs produced and shipped in Brazil relative to the overall size of the market in Brazil for memory utilized in desktops, notebooks and servers, determined as follows:

(1)	ITData Consultoria, a Brazilian consulting and marketing intelligence firm (“ITData”), reported that approximately 8.0 million notebook and 4.2 million desktops and 132,000 servers were sold in Brazil in calendar 2013.

(2)	According to Gartner, Inc., a global research and advisory firm, an average of 4.4 GBs of dynamic random access memory, or DRAM, are used in each notebook, 4.2 GBs of DRAM are used in each desktop and 58 GBs of DRAM are used in each low-end server on a worldwide basis. For purposes of its analysis, the Company used this worldwide average for the average GBs of DRAM used in notebooks, desktops and servers, although it believes that the average in Brazil may actually be lower than the worldwide average. Accordingly, there were approximately 35.2 million GBs of DRAM, 17.7 million GBs of DRAM and 7.7 million GBs of DRAM used in the 8 million notebooks, 4.2 million desktops and 132,000 servers sold in Brazil in 2013, respectively, for a sum of approximately 60.5 million GBs of total DRAM used in notebooks, desktops and servers sold in Brazil in calendar 2013.

(3)	In Brazil, local content regulations (the Lei da Informática—Processo Produtivo Básico, which the Company refers to as the “PPB/IT Program” in the registration

Securities and Exchange Commission	October 27, 2014

statement) require manufacturers of notebooks, desktops and servers to purchase a certain percentage of their DRAM from local manufacturers in order to qualify for the significant tax incentives associated with the PPB/IT Program. In 2013, manufacturers in Brazil were required to procure at least 90% of all DRAM for notebooks, 90% of all DRAM for desktop computers and 80% of all DRAM for servers, either from manufacturers with DRAM component production in Brazil or from module manufacturers with module assembly done in Brazil, in order to qualify for the tax incentives. The Company qualifies in Brazil under the PPB/IT Program as both a local manufacturer of DRAM components as well as a local module assembly company. The Company believes, based on its historical market experience, that manufacturers of notebooks, desktops and servers purchase only as much locally produced memory as is required to qualify for such tax incentives. The Company’s belief is supported by the fact that locally produced memory sells at a higher price in Brazil than does imported memory. Consequently, in 2013 the estimated Total Available Market, or TAM, for in-country manufactured DRAM for notebooks was 90% of the notebook memory market, or approximately 31.7 million GBs of DRAM, 90% of the desktop memory market, or approximately 15.9 million GBs of DRAM, and 80% of the server memory market, or approximately 6.2 million GBs of DRAM. Therefore, the TAM for in-country manufactured DRAM for notebooks, desktop and servers totaled approximately 53.7 million GBs of DRAM in 2013.

(4)	In calendar 2013, the Company sold 28.9 million GBs of DRAM in Brazil, which accounted for (i) 47% of the total DRAM used in notebooks, desktops and servers sold in Brazil in calendar 2013 and (ii) 54% of the TAM for in-country manufactured DRAM used in notebooks, desktops and servers sold in Brazil.

On the basis of the above, the Company believes that it is the largest in-country manufacturer in Brazil for memory for desktops, notebooks and servers. The Company has revised the disclosure on pages 1, 3, 57, 77, 80, 85, 89 and 90 to state that market share is the measure by which the Company is the largest in-country manufacturer of memory for desktops, notebooks and servers in Brazil.

In addition to the Company’s analysis set forth above, in 2014 the Company commissioned a report from ITData, which concluded that the Company is “the largest DRAM vendor in Brazil” and that the Company had “a market share between 50% and 55% in 2013,” which is consistent with the Company’s analysis described above.

The Company advises the Staff that it has, under separate supplemental cover, provided the Staff a copy of the Gartner, Inc. and ITData reports mentioned above.

Maintenance of margins that are more stable than those of many of the largest memory manufacturers

As discussed on pages 3 and 82 of the registration statement, the Company believes that it has more stable margins than many of the largest memory manufacturers, as such memory manufacturers own their own semiconductor fabs. As the Company does not own or operate its own semiconductor fabs, it has lower capital expenditures and other fixed costs than those manufacturers who run their own fabs, as those fabs would have a negative

Securities and Exchange Commission	October 27, 2014

impact on cash flow margins (as measured by EBITDA minus capital expenditures, as a percentage of revenues) in downward market cycles. The Company’s operating model allows it to have relatively low capital expenditures and fixed costs, which helps it to maintain stable margins through market cycles. The Company has revised the disclosure on pages 3 and 82 in response to the Staff’s comment to reflect that it is the Company’s belief that it has more stable cash flow margins than those of many of the largest memory manufacturers and to state the basis for this belief.

2. Please tell us the objective criteria you used to determine which customers to highlight on page 2 and whether you have named all of the customers that satisfy these criteria.

Response: The Company respectfully advises the Staff that the customers highlighted are the Company’s top three end customers by net sales in fiscal 2014, 2013 and 2012 and the only three end customers that generated 10% or more of the Company’s net sales in each of fiscal 2014, 2013 and 2012. As disclosed on pages 58 and 86, no other customers accounted for more than 10% of our net sales.

3. Please expand the disclosure in this section to disclose that a significant portion of your sales and operations are increasingly focused on Brazil and that sales to customers in Brazil accounted for 46% and 40% of your net sales in fiscal 2013 and 2012, respectively. Also, disclose the amount of such sales for the nine months ended May 30, 2014.

Response: The Company respectfully advises the Staff that the Company has revised pages 2 and 78 to address the Staff’s comment and has adjusted the disclosure to reflect the full fiscal year 2014 rather than the nine months ended May 30, 2014. Because the Company has revised Confidential Draft No. 2 to incorporate the audited financials for fiscal 2014, the Company has removed references to the unaudited interim financials for the nine months ended May 30, 2014 throughout Confidential Draft No. 2.

4. We note your disclosure in the third paragraph on page 1 that you have begun to expand into the flash memory market, as well as the memory for smartphones and tablets market. Please revise to clarify how and to what extent you have entered into these markets. Provide quantified disclosure of the historical and current importance of these markets to your business, such as by disclosing the portion of your revenues attributable to DRAM products as compared to flash and embedded memory products.

Response: The Company respectfully advises the Staff that the Company has revised pages 1, 57 and 77 to address the Staff’s comment.

5. Please expand the disclosure in the first full paragraph on page 2 to disclose your net losses for the nine months ended May 30, 2014 and fiscal 2012. Also, disclose your net income in fiscal 2013 and the amount of your gain on the sale of discontinued operations.

Response: The Company respectfully advises the Staff that the Company has revised pages 2 and 78 to address the Staff’s comment, adjusted to reflect the full fiscal year 2014 rather than the nine months ended May 30, 2014.

Securities and Exchange Commission	October 27, 2014

Implications of Being an emerging Growth Company, page 6

6. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will supplementally provide any written communications that are presented to potential investors. None have been presented to date. The Company is not currently aware of any research reports but will provide the Staff with any such reports as soon as the Company becomes aware of any.

Use of Proceeds, page 48

7. To the extent possible, please identify more specifically your general corporate purposes so an investor has a clearer picture of your intended use of proceeds. If you do not have a specific plan for a significant portion of the proceeds, please say so clearly and discuss the principal reasons for the offering.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will revise Use of Proceeds to more specifically identify the Company’s intended use of proceeds in a subsequent submission once such purposes have been determined.

8. We note your disclosure that your use of proceeds “may include the repayment of indebtedness.” Given that almost all of your existing debt was incurred to fund a distribution of share premium to your existing shareholders, who will continue to hold a controlling interest after the offering, please expand your disclosure here and on page 7 to provide the information about this potential use of offering proceeds as set forth in Instruction 4 to Item 504 of Regulation S-K. Also, to the extent any of the underwriters are lenders of the indebtedness that may be repaid with a portion of the offering proceeds, please revise your disclosure on page 7 to indicate that fact.

Response: The Company respectfully advises the Staff that the Company has not at this time determined what, if any, indebtedness it will repay with the net proceeds from the offering and undertakes to revise the disclosure on pages 7, 43 and in Use of Proceeds once its plans with respect to the use of the net proceeds have been determined. The Company further advises the Staff that the distribution of share premium was made with the proceeds from the sale of its Storage business, and not with the proceeds from indebtedness. The Company respectfully advises the Staff that the Company has revised page 69 to clarify this issue.

Securities and Exchange Commission	October 27, 2014

Capitalization, page 50

9. Please revise your capitalization table to remove cash and cash equivalents as it is not part of your capitalization.

Response: The Company respectfully advises the Staff that the Company has revised page 50 to address the Staff’s comment.

10. We note that the as adjusted column reflects the effects of the amendment and restatement of your memorandum and articles of association and the application of the net proceeds of the offering as set forth in your Use of Proceeds on page 48. With a view towards disclosure, please tell us the nature of the adjustments you expect to make as a result of each of these two items.

Response: The Company respectfully advises the Staff that the Company intends to amend and restate the Company’s Memorandum and Articles of Association to increase the number of authorized ordinary shares and to authorize a new class of preferred shares, among other amendments. As set forth in the Use of Proceeds and discussed in its response to Comment 8 above, the Company is considering repayment of indebtedness as one of the uses of the net proceeds from the offering. Once the Company’s plans with respect to the use of net proceeds from the offering to repay indebtedness, if any, have been determined, the Company will revise the disclosure on page 50 to more specifically address the nature of such adjustments.

Suppliers, page 84

11. Please expand the disclosure in this section to disclose, if applicable, the material terms of your agreement with your supplier mentioned in the third paragraph on page 1.

Response: The Company respectfully advises the Staff that, notwithstanding the Company’s strategic, long-term relationship with the supplier mentioned in the third paragraph on page 1, its contractual arrangements with such supplier do not contain any long-term purchase commitments or supply obligations. The Company purchases from such supplier on a purchase order basis, placed monthly or quarterly with its requirements for such month or quarter. Its supply agreement with such supplier does not contain any purchase commitments. The Company respectfully advises the Staff that it has revised the disclosure on page 86 to clarify that it purchases from its suppliers principally on a purchase order basis.

Description of Share Capital, page 112

12. Please revise your disclosure as necessary to include discussion of the significance of

•	being an exempted Cayman Islands company; and

•	the register of members.

Response: The Company respectfully advises the Staff that the Company has revised pages 114 and 115 to address the Staff’s comment.

Securities and Exchange Commission	October 27, 2014

Taxation, page 122

13. Please revise your disclosure under this heading as follows:

•	here and under “Enforcements of Judgments” on page 135 to include discussion of Brazil as necessary; and

•	to include discussion of the requirements of the Hiring Incentives to Restore Employment Act of 2010, as applicable.

Response: The Company respectfully advises the Staff that the Company has concluded that a discussion of Brazil is not necessary under “Taxation” as the Company is not organized in Brazil and is not aware of any tax laws of Brazil that would directly impact non-Brazilian holders of the Company’s ordinary shares as a consequence of the acquisition, ownership or disposition of the Company’s ordinary shares.

Furthermore, the Company advises the Staff that the Company has concluded that a discussion of Brazil is not necessary under “Enforcement of Judgments” as the Company is incorporated in the Cayman Islands, the Company’s assets and operations are not primarily located in Brazil, as significant assets and operations are located in various countries around the world, including the United States, and all of the Company’s directors and executive officers are non-residents and non-citizens of Brazil. In addition, Section 101(g) under Regulation S-K is not applicable to the Company as the Company is not a foreign private issuer.

The Company respectfully advises the Staff that the Company has revised page 128 to include discussion of the requirements of the Hiring Incentives to Restore Employment Act of 2010.

Relationships, page 129

14. Please expand the disclosure in the first paragraph of this section to disclose which underwriters or their affiliates have provided services to you and disclose the amount of the compensation that they received for their services.

Response: The Company respectfully acknowledges that Item 508(a) of Regulation S-K requires disclosure of the identity of each underwriter that has a material relationship with the registrant and the nature of the relationship. The Company has disclosed that certain of the underwriters or their related entities have engaged in commercial and investment banking transactions with the Company in the ordinary course of their business and have received customary compensation and expenses in connection therewith. The Company respectfully advises the Staff that it believes it has identified all underwriters with whom the Company has a material relationship and respectfully submits that the disclosure referred to above satisfies the requirements of Item 508(a). The Company does not believe additional disclosure of the dollar amounts paid to the underwriters or their affiliates is necessary or material to an investment decision. Furthermore, the compensation received by the underwriters or their related persons in the transactions referred to above does not constitute underwriting compensation for the offering, and, accordingly, such compensation would not be required to be disclosed pursuant to Item 508(e) of Regulation S-K.

15. Please expand the disclosure in the second paragraph of this section to disclose the amounts payable to each of the affiliates.

Response: The Company advises the staff that the fees and other compensation paid or payable to affiliates of Barclays Capital Inc., Deutsche Bank Securities Inc. and Jefferies LLC in their capacity as lenders under the Company’s Senior Secured Credit Agreement are ordinary course and customary in amount, and the Company has revised the disclosure on page 132 to state the same. For the reasons set forth above in the response to comment 14, the Company respectfully submits that the revised disclosure satisfies the requirements of Item 508 of Regulation S-K and does not otherwise omit to state any matter that would be material to an investment decision.

Change in Accountants, page 134

16. Refer to the second sentence of the first paragraph. Please confirm to us that May 14, 2014 is also the date that you engaged Deloitte & Touche LLP. Refer to Item 304(a)(2) of Regulation S-K.

Response: The Company respectfully advises the Staff that the Company engaged Deloitte & Touche LLP on May 27, 2014. The Company respectfully advises the Staff that the Company has revised page 137 to address the Staff’s comment.

Securities and Exchange Commission	October 27, 2014

17. To help us better understand your change in accountants, please briefly explain the independence issues that resulted in your dismissing KPMG LLP.

Response: The Company respectfully advises the Staff that the potential independence issue with respect to KPMG LLP related to non-audit services it or its affiliates provided to certain portfolio companies controlled by funds advised by Silver Lake Technology Management, L.L.C. (“Silver Lake”), a private investment firm that invests primarily in technology companies, including the Company. KPMG LLP raised the possibility that the Company could potentially be considered to be under common control with these other portfolio companies of Silver Lake. The Company further advises the Staff that KPMG LLP previously corresponded with the Office of the Chief Accountant concerning this independence issue.

18. Please describe to us the material errors you communicated to KPMG that existed in your previously issued consolidated financial statements for the two fiscal years ended August 30, 2013 that resulted in KPMG’s communication that its audit report should no longer be relied upon. Similarly, describe to us the material weakness in your internal controls over the accounting for non-routine transactions identified by KPMG during its audit of your financial statements for your fiscal year ended August 30, 2013.

Response: The Company respectfully advises the staff that the material errors that resulted in KPMG’s communication that its audit report should no longer be relied upon related to (1) adjustments to stock-based compensation expense relating to the accounting for a stock option program in connection with the sale of the Storage Business in fiscal 2013 and (2) purchase accounting adjustments related to the August 26, 2011 acquisition of the Company to record intangible assets and goodwill at the subsidiary level resulting in further adjustments to accumulated translation adjustments and income taxes.

The material weakness in the Company’s internal controls over accounting for non-routine transactions identified by KPMG related to inadequate internal technical accounting resources to determine the appropriate accounting treatment for such transactions under U.S. generally accepted accounting principles leading to the material errors described above.

Enforcement of Judgments, page 135

19. Please expand the disclosure in the second paragraph of this section to identify counsel and include counsel’s consent as an exhibit to the registration statement. Refer to rule 436(a).

Response: The Company respectfully advises the Staff that it has revised page 138 to address the Staff’s comment and confirms that the consent of Maples and Calder, Cayman Islands, will be provided as Exhibit 23.2 in a subsequent submission.

Securities and Exchange Commission	October 27, 2014

Financial Statements

Note 1. Overview, Basis of Presentation and Significant Accounting Policies, page F-8

(a) Overview, page F-8

20. Please tell us how the company accounted for the August 26, 2011 merger transaction. Explain whether the transaction resulted in a change of control and the extent to which that control changed.

Response: The Company respectfully advises the Staff that substantially all of its equity interests were acquired by investment funds and affiliates of Silver Lake Partners and Silver Lake Sumeru on August 26, 2011, which resulted in a change of control. Therefore, the Company accounted for the August 26, 2011 transaction as a business combination under the acquisition method in accordance with ASC 805.

The Company respectfully advises the Staff that it has revised page F-8 to further clarify that the merger transaction resulted in a change of control.

(f) Revenue recognition, page F-9

21. Please respond to the following with respect to your transactions accounted for on an agency basis:

•	Tell us more about the nature of the services provided and how these services relate to your product sales. Describe the significant terms of the agreements.

•	Provide us with your analysis in determining that the revenues should be recorded on a net basis. Also include a discussion of those agreements where you retain inventory risk. Refer to FASB ASC 605-45-45.

•	On page 70, you disclose that all inventories held under service arrangements are included in the inventories reported on the consolidated balance sheet. Please tell us why you include the inventory on your balance sheet.

•	Explain the journal entries you book a typical transaction for the inventory and services.

•	Tell us how your tabular presentation in Note 1(f) on page F-10 is consistent with guidance relating to net presentation of revenue. Refer to FASB ASC 605-45. Tell us why that presentation is meaningful, and not confusing to investors.

Response: The Company respectfully advises the Staff that under its logistics service agreements, the Company is involved in the procurement, logistics, inventory management, kitting, packaging services, or distribution of products to customer-designated locations or contract manufacturers. The Company receives forecasts from customers, procures product from either customer-designated contract manufacturers or the customer and then fulfills purchase orders received from either customer-designated contract manufacturers or the customer. Prior to such sales, the Company holds title and physical risk of loss to any procured product in its inventory, and the Company’s customers compensate the Company for its services based upon the amount of product sold and on the value of the inventory held for specific periods of time. Under such logistics service arrangements, the Company also offers labeling, serialization, documentation and packaging services. The Company does not modify the products purchased, and the customer-designated suppliers or the customers themselves are responsible for product quality issues.

In the case of its largest logistics services customer, the Company also serves as a customer-designated supplier and manufactures memory modules as part of its logistics services. In this case, memory modules manufactured by the Company are sold to either the customer-designated contract manufacturers or the customer, which generates both service revenue and product revenue in respect of the manufactured memory modules (both are recognized upon shipment and title transfer).

Securities and Exchange Commission	October 27, 2014

The Company respectfully advises the Staff that the Company’s product sales are recognized on a gross basis.

The Company respectfully advises the Staff that its service revenues from the logistics services arrangements are recorded on a net basis on the basis of an analysis of the factors listed in FASB ASC 605-45, as described below:

(1)	Factor 1: The company is the primary obligor in the arrangement

Suppliers are selected by the customers and are considered primary obligors, because they are responsible for providing the products to the Company. Orders for products based on specifications defined by the customer are placed with the supplier based on customer forecasts at prices and payment terms that have been negotiated between the customer and the supplier. The Company receives the inventory and performs logistics, inventory management, kitting, labeling, packaging services or distribution of the products to customer-designated locations or contract manufacturers. The Company does not modify the products purchased, and the customer-designated suppliers or the customers themselves are responsible for product quality issues. Defective parts are the responsibility of the suppliers. The Company is the point of contact for defective product return requests and obtains return authorization from the supplier before authorizing the return. The Company is responsible solely for the quality of its services (e.g., incorrect kitting, labeling or packaging).

Conclusion: This factor supports recording revenue on a net basis.

(2)	Factor 2: The company has general inventory risk (before customer order is placed or upon customer return)

The Company does not have general inventory risk, as the Company purchases inventory based on rolling forecasts from the customer and the customer is liable for excess inventory. Therefore, the Company does not have general inventory risk as per the arrangement terms.

Conclusion: This factor supports recording revenue on a net basis

(3)	Factor 3: The company has latitude in establishing price

The customer sets the pricing it will pay for the products based on its existing arrangements with the authorized suppliers and the customer sets the pricing when we purchase products from the customer. Therefore, the Company does not have any latitude in establishing the price as it is based on price lists from the customer.

Conclusion: This factor supports recording revenue on a net basis.

(4)	Factor 4: The company changes the product or performs part of the service

Within the logistics service program, the Company performs a logistics service only, without any changes to the respective products.

Conclusion: This factor supports recording revenue on a net basis.

Securities and Exchange Commission	October 27, 2014

(5)	Factor 5: The company has discretion in supplier selection

The Company has no discretion in supplier selection – the arrangement stipulates that the Company is to procure the products solely from customer-approved suppliers, or from the customer.

Conclusion: This factor supports recording revenue on a net basis.

(6)	Factor 6: The company is involved in the determination of product or service specifications

The customer sets the specifications relative to the product purchased from the customer authorized vendors. Therefore, the Company is not involved in the determination of the specifications of the products – it simply follows the vendor/customer specifications.

Conclusion: This factor supports recording revenue on a net basis.

(7)	Factor 7: The company has physical loss inventory risk (after customer order or during shipping)

The Company does have risk of physical loss of inventory while goods are in the Company’s warehouse.

Conclusion: This factor supports recording revenue on a gross basis.

(8)	Factor 8: The company has credit risk stemming from the arrangement

The Company does have credit risk stemming from this arrangement. The Company has credit risk for collection of receivables from the customer-designated contract manufacturers. Further, the Company is liable to the vendor for the purchase price of material regardless of whether the sales price is fully collected.

Conclusion: This factor supports recording revenue on a gross basis.

(9)	Factor 9: The amount the company earns is fixed

The Company earns a fixed amount for items purchased and resold to the customer-designated contract manufacturers. The purchase price with authorized suppliers and selling price to the customer-designated contract manufacturers are determined by the customer. Hence the amount earned by the Company is fixed in nature.

Conclusion: This factor supports recording revenue on a net basis.

Overall Conclusion

The Company considered the above factors for reporting revenues from the logistics services arrangements on a gross or net basis. The Company particularly noted that it is not the primary obligor under the logistics services arrangements, does not have general inventory risk and latitude in establishing price. Further, the Company performs logistics services only, without any changes to the respective products provided by the supplier. Seven of

Securities and Exchange Commission	October 27, 2014

the nine factors discussed above support reporting these revenues on a net basis. The Company also considered qualitative aspects of the factors, including which factors the Company believes should have the greatest weight in the determination of whether to report these revenues on a gross or net basis. Considering both the number of factors and the qualitative aspects of such factors supporting accounting for these arrangements on a net basis, the Company determined that it is appropriate to account for these arrangements on a net basis in accordance with ASC 605.

The Company includes all inventories held under the logistics service arrangements as owned inventory as it holds the title to, and the physical risk of loss of, the procured inventory prior to the sales to the customer-designated contract manufacturers or the customer.

Upon receipt of logistics inventory, the Company debits its inventory and credits accounts payable or cash. Upon sales of the inventory, the Company debits accounts receivables and credits inventory and service revenue.

The Company provides the tabular presentation of its gross billings to customers as permitted by ASC 605-45-50-1 on page F-9 as it believes such information is useful to readers of the financial statements. In particular, the level of this activity impacts key balance sheet accounts such as accounts receivables, inventory and accounts payable and therefore an understanding of gross billings helps the reader understand balance sheet movements.

(g) Cash and cash equivalents, page F-10

22. Please tell us whether the company’s cash equivalents are also highly liquid and how the company considered the definition of cash equivalents in the FASB Master Glossary. Revise your accounting policy to clarify.

Response: The Company respectfully advises the Staff that the Company has revised page F-9 to address the Staff’s comment.

(j) Inventories, page F-10

23. We note that the company values inventory on a specific identification basis. Please briefly explain how, given the nature of the company’s business, the company is able to clearly identify individual inventory from the time of purchase through the time of sale.

Response: The Company respectfully advises the Staff that it is able to value inventory on a specific identification basis because of its production process and ERP system. All incoming raw material is assigned a lot code and the system assigns the actual cost from the purchase order that the raw material was bought under to that part number and lot code when it is received into inventory. The raw material is then assigned to a work order for manufacturing. The Company’s system assigns the lot for the specific part number to the work order as it is picked from inventory. Each piece of finished goods manufactured is assigned a serial number that can be traced back to the work order number and to the lot of each piece of raw material assigned to that job. This aggregation of the specific costs of all pieces of raw materials used to manufacture the finished goods is how the Company’s ERP system determines the actual cost of each finished good, allowing the Company to value its inventory based on a specific identification basis rather than a standard cost basis.

Securities and Exchange Commission	October 27, 2014

The Company respectfully advises the Staff that the Company has revised page F-10 to address the Staff’s comment.

(r) Share-based compensation, page F-14

Sale Impact on Share Options, Restricted Stock Awards (RSAs) and Restricted Stock Units (RSUs), page F-15

24. Please provide us with your analysis in determining that the award holders did not receive incremental fair value and that the sales were an equity restructuring and no additional share-based compensation was required to be recorded.

Response: The strike price reductions and strike price floor payments described in items (ii) and (viii) of Note 1(q) represented adjustments made pursuant to an equity restructuring. On August 23, 2013, the Company’s Board of Directors approved a distribution of a share premium (the “Distribution”) to be paid to the Company’s shareholders on August 30, 2013. Under the requirements of the nondiscretionary anti-dilution provision contained in the SGH Plan, an equitable adjustment was required to preserve the intrinsic value of the options under the SGH Plan as a result of the Distribution. The Company respectfully advises the Staff that the Company has revised Note 1(q) on page F-14 to clarify this issue. As such, for the remaining employees whose options were not accelerated or exercised as described in items (ii) and (viii) of Note 1(q), the Board of Directors approved the following as an equitable adjustment (the “Exercise Price Adjustments”):

(1)	The exercise price would be reduced by the per share distribution amount.

(2)	The exercise price reduction was subject to a limitation of the reduction to a minimum floor for the exercise price after adjustment, and if the per share distribution amount resulted in a reduction in the exercise price beyond the minimum floor, the option holder received a cash payment for the excess amount.

The Company considered ASC 718-20-20 which defines an equity restructuring as follows:

A nonreciprocal transaction between an entity and its shareholders that causes the per-share fair value of the shares underlying an option or similar award to change, such as a stock dividend, stock split, spinoff, rights offering, or recapitalization through a large, nonrecurring cash dividend. [Emphasis added]

The Distribution was a nonrecurring special distribution that was significant in nature, and thus, represented an equity restructuring.

ASC 718-20-35-6 provides the following guidance on accounting for adjustments made to a share-based payment arrangement in conjunction with an equity restructuring event and states, in part, the following:

Exchanges of share options or other equity instruments or changes to their terms in conjunction with an equity restructuring or a business

Securities and Exchange Commission	October 27, 2014

combination are modifications for purposes of this Subtopic. Except for a modification to add an antidilution provision that is not made in contemplation of an equity restructuring, accounting for a modification in conjunction with an equity restructuring requires a comparison of the fair value of the modified award with the fair value of the original award immediately before the modification in accordance with paragraph 718-20-35-3. If those amounts are the same, for instance, because the modification is designed to equalize the fair value of an award before and after an equity restructuring, no incremental compensation cost is recognized. [Emphasis added]

As stated in the authoritative guidance above, an exchange of share options or other equity instruments in conjunction with an equity restructuring event is accounted for as a modification. That is, an equitable adjustment in conjunction with an equity restructuring event is accounted for as a modification, irrespective of whether the award had a preexisting antidilution provision or if the entity modified the award to include an antidilution provision.

As mentioned above, the options under the SGH Plan had a preexisting antidilution provision that required an equitable adjustment due to an equity restructuring event. Accordingly, as a result of the Distribution, the Company was required to make an equitable adjustment to the SGH options. Further, as also noted above, the Company’s equitable adjustment to the SGH options consisted of (i) a reduction of the exercise price per share by the per share distribution amount and (ii) in the event the reduction was in excess of the minimum floor, a cash payment (the “Floor Cash Settlement”). Although the guidance in ASC 718-20-35-6 does not explicitly address cash payments made in conjunction with an equity restructuring event, the Company believes that similar to the exercise price reduction, the Floor Cash Settlement should also be accounted for as a modification. This conclusion is consistent with PwC’s 2012 Guide to Accounting for Stock-based Compensation, section 1.13.6.1, which states, in part, the following:

Equity restructurings where award holders receive a cash payment in lieu of modifying the award are also treated as a modification.

Having concluded the Exercise Price Adjustments represent modifications to the SGH options made in conjunction with an equity restructuring, the Company considered Deloitte Interpretive Guidance ASC 718-20-35 (Q&A 10), Accounting for Share-Based Payment Awards in an Equity Restructuring — Impact of Antidilution Provisions, which states the following, in part:

The impact of applying modification accounting depends on whether an adjustment is made pursuant to an existing nondiscretionary antidilution provision. A nondiscretionary provision is clear and measurable and requires the entity to take action. In contrast, a discretionary provision is broad, subjective, and allows but does not require the entity to take action.

Original Award Contains a Nondiscretionary Antidilution Provision

To determine whether incremental compensation cost should be recognized, an entity should compare the fair-value-based measure of the modified award with the fair value-based measure of the original award (on the basis of the stated antidilution terms in the award) immediately before

Securities and Exchange Commission	October 27, 2014

the modification. See below for illustrations of original awards that contain either a nondiscretionary (Example 2) or a discretionary (Example 3) antidilution provision. [Emphasis added.]

Accordingly, the Company is required to compare the fair value of the SGH options immediately before and after the Exercise Price Adjustments in order to verify that additional (incremental) value has not been transferred to the holder as a result of the modification. The Company determined that the fair value of the award immediately after the Exercise Price Adjustments was less than the fair value of the award immediately before the Exercise Price Adjustments. Therefore, the Exercise Price Adjustments did not result in incremental fair value transferred to the employee that would result in additional compensation cost.

Further, the Company observes that certain of the SGH options were unvested, and therefore for those holders that received the Floor Cash Settlement a portion of the awards were immediately cash settled. Therefore, the Company believes that for unvested awards, the Floor Cash Settlement resulted in a partial acceleration of the vesting conditions and unrecognized compensation cost was recognized as of the modification date for the portion of the awards that were accelerated through the Floor Cash Settlement.

This conclusion is consistent with ASC 718-20-35-7, which states, in part, the following:

An entity that repurchases an award for which the requisite service has not been rendered has, in effect, modified the requisite service period to the period for which service already has been rendered, and thus the amount of compensation cost measured at the grant date but not yet recognized shall be recognized at the repurchase date.

Note 9. Financial Instruments, page F-35

25. We note in your disclosures under the Level 2 and Level 3 bullet points that the company had no Level 2 or Level 3 financial instruments as of May 30, 2014, August 30, 2013 and August 31, 2012. Please reconcile to the disclosure made on page F-33 in Note 8 that the fair value of the term loans under the Senior Secured Credit Agreement was treated as a Level 2 financial instrument as of May 3, 2014 and August 30, 2013 and was treated as a Level 3 financial instrument as of August 31, 2012. In this connection, please discuss how you considered FASB ASC 825-10-50-10 through 50-12.

Response: The Company respectfully advises the Staff that the Company has revised page F-33 to address the Staff’s comment.

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Securities and Exchange Commission	October 27, 2014

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 752-2004 or by email at alan.denenberg@davispolk.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Alan F. Denenberg

Alan F. Denenberg

Enclosures

cc w/ enc:	Iain MacKenzie, SMART Global Holdings, Inc.
Jack Pacheco, SMART Global Holdings, Inc.
Bruce Goldberg, SMART Global Holdings, Inc.
Tad Freese, Latham & Watkins LLP